

July 19, 2011

Via E-mail

Mr. Bruce Klostermann
Director and Chief Executive Officer
Western Dubuque Biodiesel, LLC
904 Jamesmeier Road
P.O. Box 82
Farley, IA 52046

Re: Western Dubuque Biodiesel, LLC ("Western")
Schedule 13E-3 filed June 22, 2011
File No. 005-86292
Schedule 14A filed June 22, 2011
File No. 000-52617

Dear Mr. Klostermann:

    We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist you in compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 14A

Reasons for the Reclassification, page 14

1. We note from Western's most recent annual report that serious doubt exist about its ability to continue operating as a going concern due to the closure of its plant operations and its default on its financial obligations to its largest debt holder. Please advise us, with a view toward revised disclosure, whether Western's financial position influenced the timing of the Board's decision to engage in the proposed transaction. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013 of Regulation M-A.

Fairness of the Reclassification, page 16

2. Revise the fairness determination to expressly state whether the Board concluded the transaction was substantively and procedurally fair to unaffiliated security holders as is required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Factors Not Considered, page 19

3. Western states that the transaction's effect on the market price of the units will be the same for both unaffiliated and affiliated unit holders. Please reconcile this statement with the other disclosure in the Schedule 14A that indicates the Class B and Class C units will be less valuable than the Class A units due to their restricted voting rights and relative lack of liquidity. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Plans or Proposals, page 23

4. Please advise us, with a view toward revised disclosure, whether Western is planning a liquidation or other extraordinary transaction after the reclassification is complete. Refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c) of Regulation M-A.

Authority to Adjourn the Member Meeting to Solicit Additional Proxies, page 34

5. The form of proxy does not contain an independent proposal soliciting authority for the purpose of soliciting additional proxies. Adjourning the meeting for the purpose of soliciting additional proxies is not a valid use of the discretionary authority contained within Rule 14a-4(c)(7) of Regulation 14A. Please revise the form of proxy to expressly seek such authority, or advise.

Certain Relationships and Related Transactions, page 46

6. Quantify, to the extent practicable, the total value of the transaction(s) entered into with Innovative Ag Services in March 2010. Advise us why such disclosure does not appear to have been updated since December 2010 or provided in the Schedule 14A. Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(a)(2) of Regulation M-A.

Executive Officer and Director Compensation, page 47

7. Please confirm Western does not need to provide disclosure in accordance with Item 15 of Schedule 13E-3 and (newly amended) corresponding Item 1011(b) of Regulation M-A.

Selected Historical Financial Data, page 35

8. In response to Item 13 of Schedule 13E-3, Western indicates that financial information has been incorporated by reference. In circumstances where the filing person elects to incorporate by reference the required information, all of the summarized financial information required by Item 1010(c) of Regulation M-A must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3, and please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website for guidance on complying with a similar instruction in the

context of a tender offer. Please provide all of the disclosures required by Item 1010(c) and corresponding Item 1-02(bb)(1) of Regulation S-X. For example, provide information concerning income per common share, net income per common share, ratio of earnings to fixed charges, non-current assets and liabilities, and book value per share as of the most recent balance sheet date in accordance with this requirement, or advise.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since Western and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Western acknowledging that:

· Western is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· Western may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments. Please direct any questions to me at 202.551.3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Danielle Smid, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309